
September 27, 2018

Ben Silbert
General Counsel and Secretary
Avista Healthcare Public Acquisition Corp.
65 East 55th Street
18th Floor
New York, NY 10022

> **Re: Avista Healthcare Public Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed August 29, 2018**
> **File No. 333-227090**

Dear Mr. Silbert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed on August 29, 2018

Cover page

1. Please revise your cover page to state the number of shares of Avista Healthcare Public Acquisition Corp. (AHPAC) Class A common stock being exchanged in the domestication. Please also separately state the number of warrants being issued pursuant to the domestication and merger. Refer to Item 501(b) of Regulation S-K.

2. Please expand your disclosure to include the exchange ratio.

Following the business combination, with AHPAC's securities continue to trade on a stock exchange ?, page 7

3.	We note your disclosure on page 72 that there can be no assurance that ORGO common stock will be approved for listing on Nasdaq. Please revise your disclosure on page 7 to clarify, if true, that the condition to obtain Nasdaq listing approval under the merger agreement may be waived by the AHPAC board of directors.

Questions and Answers About the Proposals for AHPAC Shareholders
What happens if I vote against the Business Combination, page 9

4.	Please clarify any differences in expected cash payments between a redemption following the business combination and cash payments if you are unable to complete a business combination and are required to dissolve and liquidate. Specifically, clarify whether there are any differences in the shareholders who are eligible to receive the cash payments and whether amounts in the trust can be used to pay business expenses.

Summary Term Sheet, page 20

5.	We note that concurrently with the signing of the merger agreement, the PIPE Investors subscribed for shares of Organogenesis, Inc. and that you entered into a subscription agreement with the PIPE Investors for the purchase of shares of AHPAC Class A common stock and warrants immediately following the domestication. Please expand your disclosure to state the per share purchase price in each of these transactions.

6.	We note your disclosure that AHPAC's public shareholders are expected to retain no ownership in ORGO. We note also your statement on page 79 that following the consummation of the business combination. ORGO will have no significant assets other than its ownership interest in Organogenesis. Please tell us why you believe it is appropriate to assume that 100% of AHPAC's public shareholders will elect to redeem their shares. We may have further comment.

Related Agreements, page 25

7.	Please revise to describe the nature of each of the related agreements, rather than providing only cross references to other sections of your document and the actual agreement. The later description of these agreements, beginning on page 139, should provide all the material terms of the agreements.

Conditions to Closing of the Business Combination, page 32

8.	Identify each condition that is subject to being waived.

Summary of the Consent Solicitation/Proxy Statement/Prospectus
Risk Factors, page 35

9.	Please expand your disclosure to highlight the following risks:

- the regulatory uncertainty as whether you will be required to secure premarket clearance or premarket approval for certain of your products from the U.S. Food and Drug Administration, as discussed on pages 50 to 51, including that additional post-marketing requirements would also apply; and
- certain of the existing stockholders of Organogenesis have entered into a controlling stockholders' agreement and are expected to control a majority of the voting power of ORGO's outstanding Class A common stock after the completion of the business combination, as discussed on page 79.

Risk Factors
Risks Related to AHPAC and the Business Combination, page 70

10.   Please add a risk factor discussing the exclusive forum provision that is the subject of Proposal 7, including the risk that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims. Additionally, please add a risk factor discussing the conflicts of interest that may arise under the charter provision concerning competitive businesses and corporate opportunities that is the subject of Proposal 8.

The Business Combination
Background of the business combination, page 103

11.   We note your disclosure that AHPAC's management and the sponsor conducted an analysis of over 30 acquisition targets, engaged in discussions or additional due diligence with seventeen businesses and entered into non-disclosure agreements with thirteen potential targets. We also note that the previous S-4 you filed related to your merger agreement with Envigo indicated that you engaged in discussions or additional due diligence with eight target businesses and entered into non-disclosure agreements with five of them. Please explain the inconsistency.

12.   We note your disclosure that Organogenesis, AHPAC, Credit Suisse and Wells Fargo drafted a private placement memo and held discussions with 14 potential investors during the time period beginning on June 21. According to disclosure on page 3 of your registration statement the "PIPE Investors" are Avista Capital Partners IV, L.P. and Avista Capital Partners IV(Offshore). Please revise your discussion to clarify when it was determined that your affiliates would purchase the shares in the private placement. Additionally, identify the members of the PIPE Investors Investment Committee.

13.   We note your disclosure on pages 103 to 109 regarding various discussions with Organogenesis regarding transaction terms. Please expand your disclosure to include the material developments in such discussions with respect to the determination of the exchange ratio.

14.   We note your disclosure that on February 14, 2018 AHPAC and Envigo mutually agreed

to terminate the transaction agreement. Please expand your disclosure to state the reasons for the termination.

15.   We note your disclosure that AHPAC actively negotiated definitive documentation with three parties. Please expand your disclosure to describe the nature of the business of the party with whom you conducted negotiations (other than Envigo), or tell us why you believe such disclosure is not required. Please also explain why negotiations with such party did not result in a definitive agreement.

16.   Please clarify whether the redemption rights and your assumption that all public shareholders would exercise their redemption rights were discussed.

The AHPAC's Board's Reasons for the Approval of the Business Combination, page 109

17.   We note your disclosure that AHPAC conducted a valuation analysis in order for the board of directors to ascertain the reasonableness of the merger consideration. Please expand your disclosure to describe the analyses performed, including comparables selected for evaluation, the Organogenesis valuation reviewed as part of the due diligence review, the assumptions underlying such analyses and the resulting valuation or valuation range resulting from the analyses.

Pro Forma Condensed Combined Balance Sheet as of June 30, 2018, page 153

18.   Tell us in greater detail how you computed the amounts for adjustment (7) under each scenario 1 and scenario 2. In your pro forma condensed combined balance sheet that assumes full redemption of AHPAC's Class A ordinary shares, you appear to record the redemption amount in excess of the balance of "Class A ordinary shares subject to possible redemption" against Additional paid-in capital. Please tell us how you determined this was appropriate and why you did not record the excess amount to accumulated deficit.

Information About Organogenesis
Clincial Trial Results
Renu, page 202

19.   We note your disclosure that interim results of the randomized control trial show ReNu resulted in "statistically greater" improvements from baseline for overall pain and pain, symptoms and activities of daily life. Please revise your disclosure to discuss the interim results observed in terms of objective data points and explain whether the results observed were statistically significant.

Intellectual Property, page 209

20.   We note your disclosure concerning your exclusive license agreement with RESORBA Medical GmbH. Please expand your disclosure to include the royalty rate, or royalty range not to exceed ten percent, on net sales of PuraPly AM, as well as the term and termination

provisions. Additionally, please file the license agreement as an exhibit to the registration statement or tell us why you believe such filing is not required.

Beneficial Ownership of Securities, page 282

21.   Please expand your disclosure in footnote 8 to include the information required by Item 403 of Regulation S-K, including the natural person or persons who have ultimate voting or investment control over the shares held by Avista Capital Partners IV, LP and Avista Capital Partners IV (Offshore) LP.

Proposal 7: Exclusive Forum , page 296

22.   We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the federal securities laws. Also ensure that the exclusive forum provision in your proposed organizational documents states this clearly. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Keira Nakada at 202-551-3659 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-3675 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance